SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

THINSPACE TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

88410V100

  (CUSIP Number)

Thomas Smith

Sullivan Wayne Partners, LLC

100 Crescent Court, Suite 700

Dallas, TX 75201

214-459-3274

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No.88410V100	13D

1	NAME OF REPORTING PERSONS

Sullivan Wayne Partners, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)☐
(b)☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

CO

* Based on 99,398,536 shares of common stock outstanding as of November 13, 2014.

2

CUSIP No.88410V100	13D

1	NAME OF REPORTING PERSONS

Thomas Smith
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

IN

* Based on 99,398,536 shares of common stock outstanding as of November 13, 2014.

3

CUSIP No.88410V100	13D

1	NAME OF REPORTING PERSONS

Marshall Hudes
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)☐
(b)☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

IN

* Based on 99,398,536 shares of common stock outstanding as of November 13, 2014.

4

Item 3. Source and Amount of Funds or Other Consideration.

On December 18, 2014, Sullivan Wayne returned 5,000,000 shares of the Issuer’s common stock to the Issuer for cancellation.

Item 4. Purpose of Transaction.

The Reporting Persons entered into the above-described transaction due to liquidation considerations.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, Sullivan Wayne, Mr. Smith and Mr. Hudes each beneficially own 0 shares of the Issuer’s common stock.

(b)	Each Reporting Person has sole and shared voting and dispositive power over 0 shares of common stock of the Issuer.

(c)	Other than the disposition of the shares as reported herein, no Reporting Person has effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	Not applicable.

(e)	On December 18, 2014, the Reporting Persons ceased to be the beneficial owners of 5% or more of the Issuer’s common stock. .

5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2015

SULLIVAN WAYNE PARTNERS, LLC.

By:	/s/ Thomas Smith
Thomas Smith

/s/ Thomas Smith
Thomas Smith

/s/ Marshall Hudes
Marshall Hudes

6